Exhibit 4.4

DESCRIPTION OF DEERE & COMPANY’S COMMON STOCK

The following summary of terms of our common stock, par value $1.00 (the “Common Stock”) is based upon our amended and restated certificate of incorporation (the “Charter”) and amended and restated bylaws (the “Bylaws”) currently in effect under Delaware law. This summary is not complete and is subject to, and qualified in its entirety by reference to, the Charter and the Bylaws. For a complete description of the terms and provisions of the Common Stock, refer to the Charter, Bylaws, and form of common stock certificate, which are filed as exhibits to this Annual Report on Form 10-K. Throughout this exhibit, references to the “Company,” “we,” “our,” and “us” refer to Deere & Company. We encourage you to read these documents and the applicable portion of the Delaware General Corporation Law, as amended (the “DGCL”), carefully.

Deere & Company’s authorized capital stock consists of (i) 1,200,000,000 shares of common stock, $1.00 par value per share, and (ii) 9,000,000 shares of preferred stock, $1.00 par value per share.

On November 30, 2019, we had 313,275,755 outstanding shares of common stock.

No preferred stock had been issued as of November 30, 2019.

Dividend, Voting and Liquidation Rights

Subject to the rights of the holders of any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available therefor.

Each holder of common stock is entitled to one vote for each share held on all matters voted upon by our stockholders, including the election of directors. The common stock does not have cumulative voting rights. Election of directors is decided by the holders of a majority of the shares entitled to vote and present in person or by proxy at a meeting for the election of directors.

In the event of our voluntary or involuntary liquidation, dissolution or winding up, after the payment or provision for payment of our debts and other liabilities and the preferential amounts to which holders of our preferred stock are entitled (if any shares of preferred stock are then outstanding), the holders of our common stock are entitled to share ratably in our remaining assets.

Fully Paid and Nonassessable

The outstanding shares of our common stock are fully paid and non-assessable.

Preemptive or Other Rights

Our common stock has no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable to it.

Proxy Access

Our Bylaws contains “proxy access” which permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company’s outstanding common stock continuously for at least three years to nominate and include in the Company’s proxy materials director candidates constituting up to the greater of two individuals or 20% of the Board, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Bylaws.

Listing and Transfer Agent

Our common stock is listed on the New York Stock Exchange (symbol “DE”). The transfer agent and registrar is The Bank of New York Mellon.

Anti-Takeover Provisions

Delaware General Corporation Law Section 203.  We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (“Delaware Section 203”), the “business combination” statute. In general, the law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares described in Delaware Section 203); or

•

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the “interested stockholder.”

“Business combination” is defined to include mergers, asset sales and certain other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is defined generally as a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of a corporation’s voting stock. Our certificate of incorporation does not exclude us from the restrictions imposed under Delaware Section 203 and Delaware Section 203 could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

No Stockholder Action by Written Consent.  No stockholder action required to be taken or which may be taken at any annual or special meeting of stockholders of the Company may be taken without a meeting, and the power of stockholders to consent in writing without a meeting to the taking of any action is specifically denied.

Advance Notice for Stockholder Proposals.  Company stockholders wishing to nominate a director or propose other action at an annual meeting must give advance written notice of such nomination or proposal not less than 90 days nor more than 120 days prior to such annual meeting.  Shareholders utilizing “proxy access” must meet separate deadlines.

Special Meetings.  Special meetings of the stockholders may be called only by (i) the Chairman, (ii) the Chief Executive Officer or (iii) resolution of the Board.

Liability of Directors and Officers

The Charter provides that no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the

DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this provision in the Charter will apply to or have any effect on the liability or alleged liability of any director of the Company for or with respect to any acts or omissions of such director occurring prior to such amendment.

The Charter provides that each person who is or was a director or officer of the Company, and each person who serves or served at the request of the Company as a director or officer (or equivalent) of another enterprise, shall be indemnified by the Company to the fullest extent authorized by the DGCL as it may be in effect from time to time, except as to any action, suit or proceeding brought by or on behalf of a director or officer without prior approval of the board of directors.